U.S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON D.C 20549
FORM 4
STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

1       Name and Address of Reporting Person:
        Leonard C. Smith, 2402 Wren Haven Lane, Salt Lake City, UT 84121

2       Issuer Name and Ticker or Trading Symbol:
        ZEVEX International, Inc.              ZVXI

3       IRS or Social Security Number of Reporting Person (Voluntary):

4       Statement for Month/Year:              ####

5       If Amendment, Date of Original (Month/Year):              n/a

6       Relationship of Reporting Person to Issuer (Check all applicable):
        (X) Director   (X) Officer (give title below) (  ) 10% Owner
        ( ) Other (specify below) Title: Sr. Vice President

7       Individual or Joint/Group Filing (Check applicable line):
        (X) Form Filed By One Reporting Person
        (  ) Form Filed By On More Than One Reporting Person

Table I - Non-Derivative Securities Acquired, Disposed of or Beneficially Owned
1       Title of Security:          Common Stock
2       Transaction Date (Month/Day/Year):            9/25/2002
3       Transaction Code:           P
4       Securities Acquired (A) or Disposed of (D): A
        1,500 Shares at $2.40 per share
5       Amount of Securities Beneficially Owned at End of Month:    30,700
6       Ownership Form: Direct (D) or Indirect ( I ):  D            30,700
7       Nature of Indirect Beneficial Ownership:      n/a

Table II - Derivative Securities Acquired, Disposed of or Beneficially Owned
1       Title of Derivative Security:                             n/a
2       Conversion or Exercise Price of Derivative Security:
3       Transaction Date (Month/Day/Year):
4       Transaction Code:
5       Number of Derivative Securities Acquired (A) or Disposed of (D):
6       Date Exercisable and Expiration Date (Month/Day/Year):
7       Title and Amount of Underlying Securities:
8       Price of Derivative Securities:
9       Number of Derivative Securities Beneficially Owned at End of Month:
10      Ownership Form of Derivative: Direct (D) or Indirect ( I ):
11      Nature of Indirect Beneficial Ownership:


Signature of Reporting Person: /S/Leonard C. Smith
Date:      9/27/2002